UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17 )



                                 AmerAlia, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    023559-26
            --------------------------------------------------------
                                 (CUSIP Number)


      Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883
                                 (703) 821-4900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 4, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 23559-26
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
    (See Instructions)                                                  (b) |_|

3   SEC USE ONLY
    (See Instructions)

4   SOURCE OF FUNDS
    PF

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      |_|
    Not applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.

                       7   SOLE VOTING POWER
                           2,000 shares of Series E Convertible Preferred
                           Stock, 3,247,460 shares of Common Stock.
  NUMBER OF
   SHARES              8   SHARED VOTING POWER
BENEFICIALLY               Not applicable
  OWNED BY
    EACH               9   SOLE DISPOSITIVE POWER
  REPORTING                2,000 shares of Series E Convertible Preferred
   PERSON                  Stock, 3,247,460 shares of Common Stock.
    WITH
                      10   SHARED DISPOSITIVE POWER
                           Not applicable

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,000 shares of Series E Convertible Preferred Stock, 3,247,460 shares of Common Stock.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
     Not applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     67% of Series E Convertible Preferred Stock (19.7% of Common Stock if fully converted); 39.9% of Common Stock.

14   TYPE OF REPORTING PERSON (See Instructions)
     00

Item 1.  Security and Issuer

             Common Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:

Bill H. Gunn                        Chairman of the Board, President
                                    and Chief Executive Officer


Robert van Mourik                   Executive Vice President, Chief
                                    Financial Officer, Secretary and Treasurer


Neil E. Summerson                   Director


Robert A. Cameron                   Director


John Woolard                        Director, Executive Vice President


Geoffrey C. Murphy                  Director


Roger Day                           Vice President of Operations


             All of the individuals named above have their principal office at AmerAlia, Inc., 311 Raleigh Road, Kenilworth, IL 60043.

Item 2.  Identity and Background

             a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

             b.   6885 Elm Street, McLean, Virginia 22101-3883

             c.   Mars, Inc.
                  6885 Elm Street McLean,
                  Virginia 22101-3883

             d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

             e. Except as indicated below, such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws. On August 25, 1998, in connection with an administrative proceeding brought by the Securities and Exchange Commission ("SEC"), Ms. Mars, without admitting or denying the issues identified in the order, consented to the entry of a cease and desist order in which she agreed to cease and desist from committing or causing any violations of, and committing or causing any future violations of, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder (SEC Release No. 34-40362 (Aug. 25, 1998)).

             f.   United States of America


Item 3.  Source and Amount of Funds or Other Consideration

             The reporting person acquired the Common Stock as dividends paid on shares of Series E Convertible Preferred Stock beneficially owned by the reporting person.


Item 4.  Purpose of Transaction

             The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.


Item 5.  Interest in Securities of the Issuer

             a. As of the date of this statement, the reporting person beneficially owns 3,247,460 shares of Common Stock of the issuer, which represents 39.9% of the outstanding shares in that class; 67% of Series E Convertible Preferred Stock, which represents 19.7% of Common Stock if fully converted.

             b. The reporting person holds the sole power to vote and the sole power to dispose of the reporting person's 3,247,460 shares of Common Stock.

             c. An acquisition of 50,000 shares as a dividend on the Series E Convertible Preferred Stock was effected on February 4, 2000.

             d.   No response required.

             e.   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.


Item 7.  Material to Be Filed as Exhibits

         Not applicable.



Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  2/24/00                               /s/ Jacqueline Badger Mars
---------------------            -----------------------------------------------
         Date                           Jacqueline Badger Mars, as Trustee